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09040547

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 31 2009
Washington, DC
110

SEC FILE NUMBER
8- 38665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blount Parrish & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Court Square
(No. and Street)

Montgomery	AL	36104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane B. Cash — (334) 264-8410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Taunton, P.C.
(Name – *if individual, state last, first, middle name*)

1761 Taliaferro Trail	Montgomery	AL	36117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wolf & Taunton, P.C.
Certified Public Accountants

MARCUS J. WOLF, C.P.A.
BOBBY L. TAUNTON, JR., C.P.A.

TAWANNA L. AUDE, C.P.A.
STEPHANIE C. SMITH, C.P.A.

P.O. BOX 241485
MONTGOMERY, ALABAMA
36124-1485

1761 TALIAFERRO TRAIL
MONTGOMERY, ALABAMA 36117
(334) 244-8900
FAX (334) 244-7085

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blount Parrish & Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Blount Parrish & Company, Incorporated (an Alabama S Corporation) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blount Parrish & Company, Incorporated at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note K to the financial statements, the Company has suffered recurring losses and has a retained deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note K. The financial statement does not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Wolf & Taunton, P.C.

March 27, 2009

BLOUNT PARRISH & COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and equivalents	$	181,485
Cash surrender value of life insurance		49,590
Accounts receivable		267,085
Securities owned		7,413
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $306,382		224,304
	$	729,877

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	186,649
Stockholders' Equity		
Common stock, $1 par value; 5,000 shares authorized, 4,000 shares issued and outstanding		4,000
Additional paid-in capital		722,848
Retained earnings (deficit)		(183,620)
		543,228
	$	729,877

See accompanying notes and independent auditors' report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Blount Parrish & Company, Incorporated (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Alabama S Corporation located in Montgomery, Alabama.

Basis of Accounting

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue Recognition

Customers' securities transactions and related income and expenses are recorded on a settlement date basis. Securities transactions of the Company are recorded on a settlement date basis. Investment banking revenue is recorded as follows: management fees on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Depreciation

Depreciation is computed using the double-declining balance method over the lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $301,705, which was $201,705 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 62%.

NOTE C - INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. This election is also recognized under Alabama tax law. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

NOTE D - RELATED PARTY TRANSACTIONS

The Company leases its Montgomery facilities under an operating lease for approximately $3,200 a month (plus taxes and insurance) with month-to-month terms from Maner Partners, a partnership consisting of a majority of the shareholders of the Company. Total rent paid to Maner Partners for the year ended December 31, 2008 was $37,950.

The Company leases an airplane under an operating lease with month-to-month terms from Airplane Partners, L.L.C., a limited liability company consisting of the shareholders of the Company. Total rent paid to Airplane Partners, L.L.C. for the year ended December 31, 2008 was $104,250.

NOTE E - SPECIAL RESERVE BANK ACCOUNT

The Company is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934. The rule requires the Company to maintain minimum deposits, as computed in accordance with the applicable formula, in a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company did not hold customer securities or funds therefore, there was no reserve requirement at December 31, 2008.

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors at December 31, 2008.

NOTE G - LINE OF CREDIT

The Company has a line of credit, which was unused at December 31, 2008. Advances on the credit line are payable on demand and carry interest at prime. The credit line is secured by bonds on trust receipt and is personally guaranteed by the shareholders.

NOTE H - OPERATING LEASES

The Company leases its office space and an airplane under operating leases with month-to-month terms.

NOTE I - CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Company maintains cash balances at several financial institutions located in Alabama. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company had no uninsured cash balances.

NOTE J – FINRA (NASD) RULE 2280

In accordance with FINRA (NASD) Rule 2280, the following information is provided for our customers:

(1) The FINRA Regulation Public Disclosure Program Hotline Number is 1-800-289-9999;
(2) The FINRA Regulation Web Site Address is www.finra.org/RulesRegulation/index.htm; and
(3) An investor brochure that includes information describing the FINRA's Public Disclosure Program can be obtained by calling the above toll-free telephone number or accessing the above web site.

NOTE K – GOING CONCERN

The financial statement has been prepared on the basis that the Company will continue as a going concern. The Company is currently in the process of withdrawing its registration with the Securities and Exchange Commission as a securities broker-dealer. Pending approval of withdrawal from regulatory authorities, management will then pursue a plan of dissolution. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

NOTE L - CONTINGENT LIABILITIES

Legal matters

The Company has been involved in litigation which arose from operations. In respect to these claims the Company believes it has valid defenses. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable. It is possible the final resolution of some of these matters may require the Company to make expenditures in excess of estimated reserves, over an extended period of time and in a range that cannot be reasonably estimated at this time. The Company's policy is to recognize the losses on any such litigation when the outcome becomes reasonably determinable.

BLOUNT PARRISH & COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

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